EXHIBIT 99.1

September 12, 2012

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

The Company was notified yesterday evening by its subsidiary, Pelephone Communications Ltd. ("Pelephone") that it had received a notice from the New General Workers Organization (the "Histadrut") that more than one third of Pelephone employees had chosen to join the Histadrut, and it therefore constitute a representative workers' organization among Pelephone employees.

Pelephone is doubtful of the details provided in the notice (including the fact that a third of Pelephone employees had signed), and shall examine the assertion, including the application forms as required by law.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.